March 27, 2017

VIA EDGAR

Tony Burak

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 “F” Street, N.E.

Washington, D.C. 20549

RE:

Registrant Name *	Investment Company Act File Number	Form N-CSR, Annual Report **
Sit Mutual Funds II, Inc.	811-04033	March 31, 2016
Sit U.S. Gov't Securities Fund, Inc.	811-04995	March 31, 2016
Sit Mutual Funds, Inc.	811-06373	June 30, 2016
Sit Mid Cap Growth Fund, Inc.	811-03342	June 30, 2016
Sit Large Cap Growth Fund, Inc.	811-3343	June 30, 2016
(* together the “Registrants”)
(** together the “Filings”)

Dear Mr. Burak:

Set forth below are the Registrants’ responses to your oral comments provided during our telephone conversation on February 28, 2017.

Comment One.

You noted that management’s discussion of Sit Global Dividend Growth Fund’s performance included in the Fund’s annual report as of June 30, 2016 states that the “Fund’s objective is to provide current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years. Secondarily, the Fund seeks long-term capital appreciation.”

You also noted that the Fund’s investment objective provided for in the Fund’s prospectus is “to provide current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index) and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.”

The appropriate broad-based securities market index included in the Fund’s financial statements currently is the MSCI World Index. At the Fund’s inception, the broad-based index utilized was a composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index).

Mr. Tony Burak

March 27, 2017

Future Fund reports and filings will identify the Fund’s primary benchmark index as the MSCI World Index.

Comment Two.

You asked about the industry classification chart included in management’s discussion of Sit Large Cap Growth Fund’s performance included in the Fund’s annual report as of June 30, 2016.

The Fund utilizes the industry and sector classifications provided by FactSet Research Systems Inc. The chart in management’s discussion of the Fund’s performance and the Schedule of Investments classify securities by the sector, rather than the industries within the sectors. The securities are classified into 17 of the 20 FactSet sectors. Classifying the securities by industry would result in many more categories. Even at the sector level, the Fund’s holdings do not exceed 25% within a single sector.

Future Fund reports will include a distinction between the broad sector and more narrow industry classifications.

You indicated that the categories “Technology Services” and “Electronic Technology” should be combined and listed as a single industry of information technology and that such industry classification would exceed 25% of the Fund’s assets. The category “Information Technology” is a sector category within the MSCI/S&P Global Industry Classification Standard (GICS) taxonomy. The Information Technology sector is comprised of six industries, including Communications Equipment, Technology Hardware, Storage & Peripherals, Electronic Equipment, Instruments & Components, and Semiconductors & Semiconductor Equipment. If the Fund utilized the GICS taxonomy, it would classify the securities by industry rather than by sector. The Fund’s holdings in a particular industry would not exceed 25% of the Fund’s assets.

Comment Three.

You noted that the U.S. Government Securities Fund recorded a net realized loss on written options of $7,179,722 during the year ended March 31, 2016, and asked whether investing in derivatives is a principal investment strategy of the Fund, and if so, whether such principal strategy is properly disclosed.

Investing in derivatives is not a principal investment strategy of the Fund. The Fund utilized exchange traded futures and options to hedge interest rate risk. The Fund’s investment in put and call options on debt securities for the purpose of hedging is limited to 5% of its net assets. During the period, the Fund’s position in Treasury options that are used to reduce the Funds’ interest rate risk resulted in a loss since interest rates did not increase as anticipated.

Mr. Tony Burak

March 27, 2017

Comment Four.

Regarding the fidelity bond filed by the Registrants pursuant to Rule 17g-1(g) under the Investment Company Act of 1940 on January 10, 2017, you noted that the list of funds included in the rider to the bond did not include Sit Small Cap Dividend Growth Fund. This was an oversight by the insurance underwriter and will be corrected. Sit Small Cap Dividend Growth Fund is included in the bond coverage.

You also noted that the agreement between insureds was not attached to the joint fidelity bond filed. The agreement between insureds has not changed from prior years, and will be included in the next filing of the fidelity bond.

Comment Five.

You noted that the Registrants’ summary prospectuses dated November 1, 2016 include a broken hyperlink to the Funds’ prospectus and other Fund information. The link has been fixed.

In connection with this response to your comments regarding the Filings the Registrants acknowledge that:

1.       In connection with your comments, you have not passed on the accuracy or adequacy of the disclosure made within the Filings, and the Registrants are responsible for the adequacy and accuracy of the disclosures in the Filings.

2.       Your comment and any changes in disclosure in response to your comment do not foreclose the United States Securities and Exchange Commission (the “Commission”) from the opportunity to take other action with respect to the Filings.

3.       The Registrants represent that they will not assert your comment or changes in disclosure in response to your comment as a defense in any action or proceeding by the Commission or any person under the federal securities laws of the United States.

I believe this letter fully responds to your comments. Please call me if you have any questions.

Sincerely,

Paul E. Rasmussen

Vice President

CC:      KPMG, LLP